UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009.

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):     Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: September 29, 2009	By	/s/ Sashi Jagdishan
	Name:	Sashi Jagdishan
	Title:	Head-Finance

*	Print the name and title under the signature of the signing officer.

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Financial Statements of HDFC Bank Limited prepared in accordance with US GAAP as of and for the six month periods ended September 30, 2007 and 2008.

HDFC BANK LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31, 2008 and September 30, 2008

(Unaudited)

	As of
	March 31, 2008		September 30, 2008		September 30, 2008
	(In millions except number of shares)
ASSETS:
Cash and cash equivalents	Rs.	147,208.0	Rs.	170,448.8	US$	3,669.5
Term placements		5,917.6		22,449.7		483.3
Investments held for trading, at fair value		113,557.8		19,527.0		420.4
Investments available for sale, at fair value [includes restricted investments of Rs. 222,280.8 and Rs.198,507.8 (US$ 4,273.6) respectively]		419,008.8		432,215.6		9,305.0
Securities purchased under agreements to resell		2,405.7		649.8		14.0
Loans [net of allowance of Rs. 12,736.0 and Rs. 21,414.4 (US$ 461.0) respectively]		715,345.3		1,069,646.5		23,027.9
Accrued interest receivable		11,297.7		15,128.9		325.7
Property and equipment, net		13,961.5		16,397.9		353.0
Intangible assets, net		—		14,632.7		315.0
Goodwill		—		74,937.9		1,613.3
Other assets		79,286.5		196,974.7		4,240.8

Total assets	Rs.	1,507,988.9	Rs.	2,033,009.5	US$	43,767.9

LIABILITIES AND SHAREHOLDERS’ EQUITY:

Liabilities
Interest-bearing deposits	Rs.	718,646.9	Rs.	1,075,594.0	US$	23,156.0
Non-interest-bearing deposits		287,263.2		260,713.9		5,612.8

Total deposits		1,005,910.1		1,336,307.9		28,768.8
Securities sold under repurchase agreements		44,000.0		41,000.0		882.7
Short-term borrowings (including current portion of long-term debt)		129,477.6		110,618.7		2,381.5
Accrued interest payable		16,742.3		20,755.3		446.8
Long-term debt (excluding current portion)		32,685.1		38,091.7		820.1
Accrued expenses and other liabilities		159,466.5		262,956.0		5,661.0

Total liabilities		1,388,281.6		1,809,729.6		38,960.9

Commitment and contingencies (See note 6)

Minority interest		462.0		502.4		10.8

Shareholders’ equity:
Equity shares: par value—Rs.10 each; authorized 550,000,000 shares; issued and outstanding 354,432,920 and 425,029,476 shares respectively		3,544.3		4,250.3		91.5
Additional paid in capital		70,675.5		177,562.9		3,822.7
Retained earnings		31,065.7		31,844.0		685.6
Statutory reserve		15,193.7		17,375.1		374.1
Accumulated other comprehensive income (loss)		(1,233.9)		(8,254.8)		(177.7)

Total shareholders’ equity		119,245.3		222,777.5		4,796.2

Total liabilities and shareholders’ equity	Rs.	1,507,988.9	Rs.	2,033,009.5	US$	43,767.9

See accompanying notes to condensed consolidated financial statements

HDFC BANK LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

For six-month periods ended September 30, 2007 and 2008

(Unaudited)

	Six months ended September 30,
	2007		2008		2008
	(In millions, except share and per share amounts)
Interest and dividend revenue:
Loans	Rs.	32,431.9	Rs.	53,553.5	US$	1,153.0
Trading securities		1,324.9		1,004.2		21.6
Available for sale securities, including dividend		10,983.0		16,931.7		364.5
Other		1,211.0		953.1		20.5

Total interest and dividend revenue		45,950.8		72,442.5		1,559.6

Interest expense:
Deposits		19,888.5		31,934.0		687.5
Short-term borrowings		2,163.7		4,626.0		99.6
Long term debt		1,328.5		1,347.0		29.0
Other		5.8		69.5		1.5

Total interest expense		23,386.5		37,976.5		817.6

Net interest revenue		22,564.3		34,466.0		742.0
Provision for credit losses		6,182.6		6,824.8		146.9

Net interest revenue after provision for credit losses		16,381.7		27,641.2		595.1

Non-interest revenue, net:
Fees and commissions		8,117.8		10,963.0		236.0
Trading securities gains (losses), net		121.9		(76.4)		(1.6)
Realized gains (losses) on sales of available for sale securities, net		(19.1)		(319.9)		(6.9)
Foreign exchange transaction gains		1,145.2		1,345.6		29.0
Derivative transaction gains (losses), net		333.3		(231.0)		(5.0)
Other, net		94.8		78.6		1.7

Total non-interest revenue, net		9,793.9		11,759.9		253.2

Total revenue, net		26,175.6		39,401.1		848.3

Non-interest expense:
Salaries and staff benefits		8,599.5		14,639.1		315.2
Premises and equipment		2,801.9		3,396.0		73.1
Depreciation and amortization		1,305.8		1,732.3		37.3
Amortisation of intangible assets		—		1,369.3		29.5
Administrative and other		5,775.8		8,430.4		181.5

Total non-interest expense		18,483.0		29,567.1		636.6

Income before income tax expense		7,692.6		9,834.0		211.7
Income tax expense		2,581.5		3,304.0		71.1

Net income before minority interest		5,111.1		6,530.0		140.6
Minority interest		32.2		39.7		0.9

Net income	Rs.	5,078.9	Rs.	6,490.3	US$	139.7

Per share information: (See note 8)

Earnings per equity share—basic	Rs.	15.20	Rs.	16.03	US$	0.35
Earnings per equity share—diluted	Rs.	15.11	Rs.	15.91	US$	0.34

Per ADS information (where 1 ADS represents 3 shares): (See note 8)

Earnings per ADS—basic	Rs.	45.60	Rs.	48.09	US$	1.04
Earnings per ADS—diluted	Rs.	45.33	Rs.	47.73	US$	1.03

See accompanying notes to condensed consolidated financial statements

HDFC BANK LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six-month periods September 30, 2007 and 2008

(Unaudited)

	Six months ended September 30,
	2007		2008		2008
	(In millions)
Cash flows from operating activities:
Net income		Rs. 5,078.9		Rs. 6,490.3	US$	139.7
Adjustment to reconcile net income to net cash provided by operating activities
Provision for credit losses		6,182.6		6,824.8		146.9
Depreciation and amortization		1,305.8		1,732.3		37.3
Amortization of deferred acquisition costs		1,820.0		3,955.0		85.1
Amortization of premium/(discount) on investments		1,032.9		1,912.7		41.2
Amortisation of intangible assets		—		1,369.3		29.5
Other than temporary impairment of investment		174.3		101.1		2.2
Provision for deferred income taxes		(1,354.3)		(2,471.3)		(53.2)
Share based compensation expense		744.9		913.2		19.7
(Gain) loss on securitization of loans		(12.5)		—		—
Net realized (gain)/loss on sale of available for sale securities		19.1		218.8		4.7
Gain (loss) on disposal of property and equipment, net		(0.9)		(5.0)		(0.1)
Net change in:
Investments held for trading		(63,393.2)		94,030.8		2,024.3
Accrued interest receivable		5,642.8		(1,534.3)		(33.0)
Other assets		(34,170.8)		(105,454.4)		(2,270.4)
Accrued interest payable		(3,906.4)		1,664.0		35.8
Accrued expense and other liabilities		40,541.1		89,688.5		1,930.9

Net cash provided in operating activities	Rs.	(40,295.7)	Rs.	99,435.8	US$	2,140.6

Cash flows from investing activities:
Net change in term placements		162.5		(7,213.4)		(155.3)
Net change in securities		(24,468.4)		31,107.5		669.7
Net change in repurchase options and reverse repurchase options		(10,500.0)		(1,244.1)		(26.8)
Proceeds from loans securitized		2,913.9		1,396.3		30.0
Loans purchased		(6,430.4)		(2,584.0)		(55.6)
Repayments on loans purchased		6,912.8		10,349.7		222.8
Increase in loans originated, net of principal collections		(108,385.8)		(222,212.8)		(4,783.9)
Additions to property and equipment		(1,950.6)		(888.5)		(19.1)
Proceeds from sale or disposal of property and equipment		14.3		13.7		0.3
Net cash received on acquisition of CBoP, net		—		20,567.5		442.8

Net cash used in investing activities	Rs.	(141,731.7)	Rs.	(170,708.1)	US$	(3,675.1)

Cash flows from financing activities:
Net increase in deposits		227,552.1		122,242.1		2,631.7
Net increase/(decrease) in short-term borrowings		(32,588.0)		(19,450.8)		(418.7)
Repayments of debt		(747.3)		(9,281.2)		(199.8)
Proceeds from issuance of warrants		—		4,009.2		86.3
Proceeds from issuance of equity shares for options exercised		452.9		524.4		11.3
Proceeds from issuance of shares		37,839.6		—		—
Payment of dividends and dividend tax		(2,616.2)		(3,530.6)		(76.0)

Net cash provided by financing activities	Rs.	229,893.1	Rs.	94,513.1	US$	2,034.8

Net change in cash and cash equivalent		47,865.7		23,240.8		500.3
Cash and cash equivalents, beginning of year		80,546.4		147,208.0		3,169.2

Cash and cash equivalents, end of year	Rs.	128,412.1	Rs.	170,448.8	US$	3,669.5

Supplementary cash flow information:
Interest paid	Rs.	27,292.9	Rs.	33,963.5	US$	731.2
Income taxes paid, net	Rs.	3,380.2	Rs.	5,354.7	US$	115.3
Non-cash investment activities
On acquisition of CBoP by stock-for-stock exchanges
Non—cash assets acquired at fair value		—	Rs.	321,205.0	US$	6,915.1
Liabilities assumed at fair value		—	Rs.	239,003.1	US$	5,145.1
Net		—	Rs.	82,201.9	US$	1,769.7
Non-cash financing activities
Stocks issued in connection with acquisition of CBoP		—	Rs.	100,469.5	US$	2,163.0

See accompanying notes to condensed consolidated financial statements

HDFC BANK LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For each of the six month periods ended September 30, 2007 and 2008

(Unaudited)

	Number of Equity shares	Equity share capital		Additional paid in Capital		Retained Earnings		Statutory Reserve		Accumulated other comprehensive income (loss)		Comprehensive Income		Total Shareholders’ Equity
Balance at April 1, 2007	319,389,608	Rs.	3,193.9	Rs.	30,226.6	Rs.	24,503.3	Rs.	11,218.2	Rs.	(3,633.9)			Rs.	65,508.1

Shares issued upon exercise of options	696,800		7.0		445.9										452.9

Shares issued in public offering	19,783,512		197.8		23,740.8										23,938.6

Shares issued on preferential basis	13,582,000		135.8		13,765.2										13,901.0

Dividends, including dividend tax							(2,616.2)								(2,616.2)

Transfer to statutory reserve							(1,724.3)		1,724.3						—

Net income							5,078.9						5,078.9		5,078.9

Unrealized loss reclassified to earnings [net of tax Rs.33.3]											64.7		64.7		64.7
Change in the unrealized loss on available for sale securities, [net of tax Rs. 822.6]											1,651.2		1,651.2		1,651.2
Share based compensation					744.9										744.9
Comprehensive income												Rs.	6,794.8
Balance at September 30, 2007	353,451,920	Rs.	3,534.5	Rs.	68,923.4	Rs.	25,241.7	Rs.	12,942.5	Rs.	(1,918.0)			Rs.	108,724.1

Balance at April 1, 2008	354,432,920		3,544.3		70,675.5		31,065.7		15,193.7		(1,233.9)				119,245.3

Shares issued upon exercise of options	712,600		7.2		517.2										524.4
Shares issued in connection with acquisition of CBoP	69,883,956		698.8		101,447.8										102,146.6

Dividends, including dividend tax							(3,530.6)								(3,530.6)
Transfer to statutory reserve							(2,181.4)		2,181.4						—

Proceeds from issue of warrants					4,009.2										4,009.2

Net income							6,490.3						6,490.3		6,490.3

Unrealized gain reclassified to earnings [net of tax Rs.(34.9)]											(67.8)		(67.8)		(67.8)
Change in the unrealized gain on available for sale securities, [net of tax Rs.(3,491.0)]											(6,953.1)		(6,953.1)		(6,953.1)
Share based compensation					913.2										913.2
Comprehensive income												Rs.	(530.6)
Balance at September 30, 2008	425,029,476	Rs.	4,250.3	Rs.	177,562.9	Rs.	31,844.0	Rs.	17,375.1	Rs.	(8,254.8)			Rs.	222,777.5
Balance at September 30, 2008	425,029,476	US$	91.5	US$	3,822.7	US$	685.6	US $	374.1	US$	(177.7)	US$	(11.4)	US$	4,796.2

See accompanying notes to condensed consolidated financial statements

HDFC Bank Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

These condensed consolidated financial statements should be read in conjunction with the financial statements of the Bank included in its Form 20-F filed with the Securities and Exchange Commission on September 29, 2008.

1. Summary of Significant Accounting Policies

a. Principles of Consolidation

The consolidated financial statements include the accounts of HDFC Bank Limited and its subsidiaries. The Bank consolidates subsidiaries in which, directly or indirectly, it holds more than 50% of the voting rights or has control. Entities where the Bank holds 20% to 50% of the voting rights and/or has the ability to exercise significant influence are accounted for under the equity method. These investments are included in other assets and the Bank’s proportionate share of income or loss is included in Non-interest revenue, other. Income from investments in other companies is recognized when dividends are received. The Bank consolidates Variable Interest Entities (VIEs) where the Bank is determined to be the primary beneficiary under FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46 (R)). All significant inter-company accounts and transactions are eliminated on consolidation.

b. Basis of Presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). US GAAP differs in certain material respects from accounting principles generally accepted in India, the requirements of India’s Banking Regulations Act and related regulations issued by the Reserve Bank of India (“RBI”) (collectively “Indian GAAP”), which form the basis of the statutory general purpose financial statements of the Bank in India. Principal differences insofar as they relate to the Bank include: determination of the allowance for credit losses, classification and valuation of investments, accounting for deferred income taxes, stock-based compensation, employee benefits, loan origination fees and derivative financial instruments, business combination and the presentation format and disclosures of the financial statements and related notes.

c. Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses for the years presented. Actual results could differ from these estimates. Material estimates included in these financial statements that are susceptible to change include the allowance for credit losses and the valuation of unquoted investments and derivatives.

d. Income Tax

The Bank estimates its income tax expense for the interim periods based on its best estimate of the expected effective income tax rate for the full year.

e. Revenue Recognition

Interest income from loans and from investments is recognized on an accrual basis when earned except in respect of loans or investments placed on non-accrual status, where it is recognized when received. The Bank generally does not charge upfront loan origination fees. Nominal application fees are charged which offset the related costs incurred.

Fees and commissions from guarantees issued are amortized over the contractual period of the commitment, provided the amounts are collectible.

Dividends are recognized when declared.

Realized gains and losses on sale of securities are recorded on the trade date and are determined using the weighted average cost method.

Other fees and income are recognized when earned, which is when the service that results in the income has been provided. The Bank amortizes annual fees on credit cards over the contractual period of the fees.

f. Convenience Translation

        The accompanying financial statements have been expressed in Indian rupees (“Rs.”), the Bank’s functional currency. For the convenience of the reader, the financial statements as of and for the period ended September 30, 2008 have been translated into U.S. dollars at US$1.00 = Rs.46.45 based on the noon buying rate for cable transfers on September 30, 2008 as certified for customs purposes by the Federal Reserve Bank of New York. Such translation should not be construed as a representation that the rupee amounts have been or could be converted into United States dollars at that or any other rate, or at all.

g. Recently issued accounting pronouncements not yet effective

On December 4, 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141 (revised 2007), “Business Combinations” (SFAS 141R). SFAS 141R modifies the accounting for business combinations and requires, with limited exceptions, the acquirer in a business combination to recognize 100 percent of the assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition-date fair value. In addition, SFAS 141R requires the expensing of acquisition-related transaction and restructuring costs, and certain contingent assets and liabilities acquired, as well as contingent consideration, to be recognized at fair value. SFAS 141R also modifies the accounting for certain acquired income tax assets and liabilities. SFAS 141R applies to business combinations for which the acquisition date is on or after the beginning of annual reporting periods beginning on or after December 15, 2008. The Bank will apply SFAS 141R for acquisitions consummated on or after April 1, 2009.

On December 4, 2007, the FASB also issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (SFAS 160). SFAS 160 an amendment of ARB 51- Consolidated Financial Statements requires all entities to report noncontrolling (i.e., minority) interests in subsidiaries as equity in the Consolidated Financial Statements and to account for transactions between an entity and noncontrolling owners as equity transactions if the parent retains its controlling financial interest in the subsidiary. SFAS 160 also establishes accounting and reporting standards for changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also requires expanded disclosure that distinguishes between the interests of the controlling owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is not permitted. The Bank will apply SFAS 160 on or after April 1, 2009. The adoption of SFAS 160 will affect the presentation of “Minority interests”, which will be renamed to “Non-controlling interests” and will be presented within equity.

On March 19, 2008 the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133”. This Statement expands the disclosure requirements in Statement 133 about an entity’s derivative instruments and hedging activities. Such disclosures, as well as existing Statement 133 required disclosures, generally will need to be presented for every annual and interim reporting period for which a statement of financial position and a statement of financial performance are presented. SFAS 161 improves transparency about the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedged items are accounted for under Statement 133; and how derivative instruments and related hedged items affect its financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Bank will apply SFAS 161 on or after April 1, 2009. We do not expect the adoption of SFAS 161 to have a material impact on our consolidated financial statements.

In December 2008, the FASB issued an FSP on SFAS No. 132R, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (“FSP SFAS No. 132R-1”). The FSP contains amendments to SFAS No. 132R, “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” that are intended to enhance the transparency surrounding the types of assets and associated risks in an employer’s defined benefit pension or other postretirement plan. This FSP expands the disclosures set forth in SFAS No. 132R by adding required disclosures about: (1) how investment allocation decisions are made by management, (2) major categories of plan assets, and (3) significant concentrations of risk. Additionally, the FSP requires an employer to disclose information about the valuation of plan assets similar to that required under SFAS No. 157. The new disclosures are required to be included in financial statements for fiscal years ending after December 15, 2009 with early application permitted. This FSP only requires additional disclosures, and will not affect the Bank’s financial position and results of operations.

In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2 “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP FAS 115-2 and FAS 124-2”). FSP FAS 115-2 and FAS 124-2 amends the other-than-temporary impairment guidance for investments in debt securities to make the guidance more operational and also to improve the presentation and disclosure of other-than-temporary impairments on both debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. FSP FAS 115-2 and FAS 124-2 is effective for the Bank’s financial statements for the year ending March 31, 2010. The adoption of this FSP is not expected to have a material impact on the consolidated statements of income and consolidated balance sheets.

In April 2009, the FASB issued FASB Staff Position (FSP) No. 141R-1 “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”. FSP 141R-1 addresses application issues regarding initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. This FSP applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The provisions contained in this FSP 141R-1 will be applied for acquisitions consummated on or after April 1, 2009.

        In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (SFAS 165). This Statement sets forth the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. This Statement is effective for financial statements issued for fiscal years ending after June 15, 2009. The provisions of SFAS No. 165 will be applied for our financial statements issued for the fiscal year ended March 31, 2010. The adoption of SFAS 165 is not expected to have a material impact on the consolidated statements of income and consolidated balance sheets.

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets” (SFAS 166). This Statement is a revision to SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, and requires more information about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a “qualifying special-purpose entity”, changes the requirements for derecognizing financial assets, and requires additional disclosures. This Statement is effective for financial statements issued for fiscal years ending after November 15, 2009. The provisions of SFAS No. 166 will be applied for our fiscal statement issued for March 31, 2010.The impact, if any, from the adoption of SFAS 166 is currently being evaluated.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (SFAS 167). This Statement is a revision to FIN 46 (Revised December 2003) “Consolidation of Variable Interest Entities”, and changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. SFAS 167 requires additional disclosures about the involvement with variable interest entities and any significant changes in risk exposure due to that involvement. This Statement is effective for financial statements issued for fiscal years ending after November 15, 2009. The provisions of SFAS No. 167 will be applied for our fiscal statement issued for March 31, 2010. The impact, if any, from the adoption of SFAS 167 is currently being evaluated.

In June 2009, the FASB issued SFAS No. 168,“ The FASB accounting standards codification and the hierarchy of Generally Accepted Accounting Principles”. SFAS 168 defines the new hierarchy for U.S. generally accepted accounting principles (GAAP) and explains how the FASB will use its Accounting Standards Codification (ASC) as the sole source for all authoritative guidance. The codification will be effective for all reporting periods that end after September 15, 2009, which means it will be effective for our fiscal year beginning April 1, 2009. We expect that the adoption of this standard will have no significant impact on our financial position, results of operation or cash flows.

2. Business Combination

On March 27, 2008, the shareholders of the Bank had accorded their consent to a scheme of amalgamation of Centurion Bank of Punjab Limited (CBoP) with HDFC Bank Limited subject to necessary regulatory approvals. The shareholders of the Bank had approved the issuance of one equity share of Rs. 10/- each of HDFC Bank Limited for every twenty nine equity shares of Re. 1/- each held in CBoP. Necessary regulatory approvals in regard to the said scheme of amalgamation were received. As per the Reserve Bank of India (RBI) order dated May 20, 2008, the scheme of amalgamation is effective from May 23, 2008. Both the entities were banking companies incorporated under the Companies Act, 1956 and licensed by the Reserve Bank of India under the Banking Regulation Act, 1949.

Pursuant to the above stated approvals, acquisition of CBoP with HDFC Bank Limited was effective May 23, 2008 and therefore the results of operations have been included in the consolidated financial statements from May 23, 2008.

The transaction was completed during 2008-2009 and accounted for as business combination, which resulted in goodwill of Rs. 74,937.9 million and intangible assets of Rs. 16,002.0 million. CBoP, a private sector Bank, offered a wide spectrum of retail, small and medium enterprise and corporate banking products and services. The primary purpose for the acquisition was to realize potential synergies, growth opportunities and cost savings from combining the businesses of CBoP. These anticipated synergies contributed to a purchase price that resulted in the recognition of goodwill.

The consolidated financial statements include the operating results of CBoP from the date of acquisition. The purchase consideration amounted to Rs. 102,769.4 million, of which Rs. 100,469.5 million has been paid by way of the issuance of one equity share of HDFC Bank Limited (face value Rs.10.0) in exchange for every 29 equity shares of CBoP (face value Re. 1.0). The value of the 69,883,956 common shares issued was determined based on the average market price of HDFC Bank Limited’s common shares over the two day period before and after February 28, 2008 (the date when the terms of the acquisition were agreed to and announced).

Purchase Price Allocation

The acquisition is accounted for under the purchase method of accounting in accordance with SFAS No. 141, “Business Combinations”. The purchase price of the CBoP amounted to Rs. 102,769.4 million, of which Rs. 100,469.5 million was paid by way of the issuance of equity shares, Rs. 622.8 million was paid by directly paying acquisition costs and Rs. 1,677.1 million was paid by way of the issuance of the Bank’s stock options in exchange for the outstanding CBoP’s stock options held by its employees as of the acquisition date.

The purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair values as of May 23, 2008 as summarized below:

	(in millions)		(in millions)
Purchase Price
Issue of 69,883,956 equity shares	Rs.	100,469.5	US$	2,163.0
Direct acquisition costs		622.8		13.4
Issue of stock options to employees		1,677.1		36.1

Total purchase price		102,769.4		2,212.5

Estimated assets acquired at fair value:
Cash and cash equivalents		20,567.5		442.8
Term placements		9,318.7		200.6
Investments, available for sale		57,236.7		1,232.2
Loans		152,030.3		3,273.0
Accrued interest receivable		2,296.9		49.4
Property and equipment, net		3,288.9		70.8
Intangible assets		16,002.0		344.5
Other assets		6,093.6		131.3

Total estimated assets acquired		266,834.6		5,744.6

Estimated liabilities assumed at fair value:
Deposits		208,155.7		4,481.3
Short-term borrowings		591.9		12.7
Accrued interest payable		2,349.0		50.6
Long-term debt		14,687.8		316.2
Accrued expenses and other liabilities		13,218.7		284.6

Total estimated liabilities acquired		239,003.1		5,145.4

Total fair value of net assets acquired		27,831.5		599.2

Goodwill	Rs.	74,937.9	US$	1,613.3

The total amount of goodwill is Rs. 74,937.9 million and no tax deduction is available on the said amount. The entire amount of goodwill is allocated to the retail segment.

Intangible assets acquired

The estimated useful lives of the intangible assets at May 23, 2008 were as follows:

	Fair value				Weighted average life
	(in millions)				(in years)
Intangible assets subject to amortization:
Branch network	Rs.	8,335.0	US$	179.5	6
Customer relationship		2,710.0		58.3	2
Core deposit		4,414.0		95.0	5
Favorable leases		543.0		11.7	15

Total	Rs.	16,002.0	US$	344.5	5.35

Amortization expense for intangible assets

	As of September 30,
	2008		2008
	(in millions)
Due during the twelve months ending September 30:
2009	Rs.	3,791.2	US$	81.6
2010		3,258.8		70.2
2011		2,345.5		50.5
2012		2,318.3		49.9
2013		1,983.5		42.7

Unaudited pro forma combined condensed statements of income

The following unaudited pro forma combined condensed statements of income present the results of operations had the acquisition taken place at the beginning of each period:

	For the six months ended September,
	2007		2008		2008
	(in millions, except per share data and number of shares)
Statements of income data:
Net interest income	Rs.	25,206.9	Rs.	34,261.7	US$	737.7
Provision for credit losses		(6,150.6)		(6,824.8)		(147.0)
Non-interest income		13,131.5		11,558.1		248.8
Non-interest expense		(25,602.6)		(30,569.6)		(658.1)

Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle		6,585.2		8,425.4		181.4

Income tax expense		(1,920.5)		(2,825.2)		(60.8)

Net income (before minority interest)	Rs.	4,664.7	Rs.	5,600.2	US$	120.6

Amounts per share:
Basic earnings per common share—net income available to a common shareholder	Rs.	12.00	Rs.	13.19	US$	0.28
Diluted earnings per common share—net income available to a common shareholder		11.72		13.08		0.28
Weighted average common share outstanding (in thousands)		388,712		424,646		424,646
Weighted average diluted common share outstanding (in thousands)		397,947		428,020		428,020

3. Recently Adopted Accounting Standards

In September 2006, the FASB issued SFAS No.157, “Fair Value Measurements”. This statement defines fair value, establishes a framework for measuring fair value in US GAAP, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements. The statement is effective for financial statements issued for fiscal years beginning after November 2007. In February 2008, the FASB issued FASB Staff Position No. SFAS 157-2 (FSP FAS 157-2) which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP partially defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for items within the scope of this

FSP. In October 2008, the application of SFAS in situations where the market is not active was clarified by the issuance of FSP FAS 157-3, “Determining the fair value of a financial asset when the market for that asset is not active”. The Bank has since adopted the provisions of SFAS 157 effective April 1, 2008 (See note 11).

In February 2007, the FASB issued Statement No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (including an amendment of FASB Statement No. 115). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The unrealized gains and losses on items for which the fair value option has been elected is to be reported in earnings. SFAS 159 is effective from an entity’s fiscal year beginning after November 15, 2007. The Bank has adopted the provisions of SFAS 159 effective April 1, 2008. The Bank has not opted to measure any financial instruments or other items at fair value other than those which the Bank already measures.

On November 5, 2007, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 109, “Written Loan Commitments Recorded at Fair Value through Earnings” (SAB 109). SAB 109 requires that the expected net future cash flows related to servicing of a loan be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. The adoption of SAB 109 is on a prospective basis and effective for the Bank’s loan commitments measured at fair value through earnings which are issued or modified in fiscal quarters beginning after December 15, 2007. The Bank has since adopted the provisions of SAB 109 effective April 1, 2008. The adoption did not have any material impact on the Bank’s financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for non-governmental entities. SFAS No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (“PCAOB”) amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. The SEC approved the amendments on September 16, 2008. The adoption did not have any material impact on the Bank’s financial statements. [Note: In June 2009, the FASB issued SFAS No. 168,” The FASB accounting standards codification and the hierarchy of Generally Accepted Accounting Principles- a replacement of FASB Statement No. 162”. Refer to our comments on SFAS No. 168 under note no 1 v. (i) above (viz. Recently issued accounting pronouncements not yet effective)].

In September 2008, the FASB staff issued an FSP on SFAS No. 133 and FIN No. 45 “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161 (“FSP SFAS No. 133-1 and FIN No. 45-4”). This FSP amends SFAS No. 133 to require a seller of credit derivatives to disclose information about its credit derivatives and hybrid instruments that have embedded credit derivatives. In addition, the FSP amends FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB interpretation No. 34,” and requires guarantors to additionally disclose the current status of the payments/performance risk of the guarantee so that the disclosure will provide similar information to the disclosure relating to credit derivatives and hybrid instruments that have embedded credit derivatives under SFAS No. 133, as amended by this FSP. This FSP also clarifies the FASB’s intent that disclosure required by SFAS No. 161 should be provided for any reporting period (annual or interim) beginning after November 15, 2008. The adoption of the FSP did not have an impact on the condensed consolidated statements of income and consolidated balance sheets.

Disclosure about Transfers of Financial Assets and Involvement with Variable Interest Entities—In December 2008, the FASB issued an FSP on SFAS No. 140 and FIN No. 46R, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities” (“FSP SFAS No. 140-4 and FIN No. 46R-8”). This FSP requires enhanced disclosures about continuing involvements with transferred financial assets and involvement with variable interest entities. The requirements apply to transferors, sponsors, servicers, primary beneficiaries and holders of significant variable interests in a variable interest entity or qualifying special purpose entity. This FSP is effective prospectively for the first interim or annual reporting period ending after December 15, 2008, with disclosures of comparative information in periods earlier than the effective date encouraged. The Bank has applied the provisions of this FSP on or after April 1, 2008. This FSP only requires additional disclosures, and the adoption of this FSP did not have a material impact on our consolidated financial statements.

4. Segment Information

The Bank operates in three reportable segments: wholesale banking, retail banking and treasury services. Substantially all operations and assets are based in India.

The retail banking segment serves retail customers through a branch network and other delivery channels. This segment raises deposits from customers and makes loans, provides credit cards and debit cards, distributes third-party financial products such as mutual funds and insurance, and provides advisory services to such customers. Revenues of the retail banking segment are derived from interest earned on retail loans, fees for banking and advisory services and interest earned from other segments for surplus funds placed with those segments. Expenses of this segment primarily comprise interest expense on deposits, infrastructure and premises expenses for operating the branch network and other delivery channels, personnel costs, other direct overheads and allocated expenses

The wholesale banking segment provides loans and transaction services to corporate customers. Revenues of the wholesale banking segment consist of interest earned on loans made to corporate customers, investment income from credit substitutes, interest earned on the cash float arising from transaction services, fees from such transaction services and profits from foreign exchange and derivative transactions with wholesale banking customers. The principal expenses of the segment consist of interest expense on funds borrowed from other segments, premises expenses, personnel costs, other direct overheads and allocated expenses.

The treasury services segment undertakes trading operations on the proprietary account, foreign exchange operations and derivatives trading both on the proprietary account and customer flows. Revenues of the treasury services segment primarily consist of fees and gains and losses from trading operations. Revenues from foreign exchange and derivative operations and customer flows is classified under the retail or wholesale segment depending on the profile of the customer.

Segment income and expenses include certain allocations. Interest income is charged by a segment that provides funding to another segment, based on yields benchmarked to an internally developed composite yield curve which broadly tracks market interest rates. Transaction charges are made by the retail banking segment to the wholesale banking segment for the use by corporate customers of the retail banking segment’s branch network or other delivery channels; such transaction costs are determined on a cost plus basis

Directly identifiable overheads are attributed to a segment at actual amounts incurred. Indirect shared costs, principally corporate office expenses, are generally allocated equally to each segment. Income taxes for each segment have been allocated based on the estimated effective rate applicable to the Bank, adjusted for specifically identifiable permanent differences relating to each segment.

Summarized segment information for the six-month periods ended September 30, 2007 and 2008 is as follows:

	Six-months ended September 30, 2007								Six-months ended September 30, 2008
	Retail Banking		Wholesale Banking		Treasury Services		Total		Retail Banking		Wholesale Banking		Treasury Services		Total
	(In millions)								(In millions)
Net interest revenue	Rs.	17,647.6	Rs.	4,016.4	Rs.	900.3	Rs.	22,564.3	Rs.	27,365.9	Rs.	5,822.0	Rs.	1,278.1	Rs.	34,466.0
Less: Provision for credit losses		6,301.2		(118.6)		—		6,182.6		6,322.3		540.9		(38.4)		6,824.8

Net interest revenue, after provision for credit losses		11,346.4		4,135.0		900.3		16,381.7		21,043.6		5,281.1		1,316.5		27,641.2
Non-interest revenue		7,741.8		2,511.9		(459.8)		9,793.9		10,632.4		2,958.4		(1,830.9)		11,759.9
Non-interest expense		(15,034.1)		(2,804.0)		(644.9)		(18,483.0)		(25,090.2)		(3,982.9)		(494.0)		(29,567.1)

Income before income tax		4,054.1		3,842.9		(204.4)		7,692.6		6,585.8		4,256.6		(1,008.4)		9,834.0

Segment assets:
Segment average total assets	Rs.	470,662.9	Rs.	631,924.4	Rs.	48,701.7	Rs.	1,151,289.0	Rs.	701,213.5	Rs.	1,019,515.6	Rs.	61,258.8	Rs.	1,781,987.9

5. Stock-Based Compensation

For details of the Bank’s employee stock option scheme refer to the Bank’s Form 20-F filed with the Securities and Exchange Commission on September 29, 2008.

Under the Scheme of Amalgamation of CBoP with HDFC Bank Limited, all options granted to the employees of CBoP and outstanding as on the effective date were converted in the swap ratio of 1 option of HDFC Bank for every 29 options of CBoP. Correspondingly the exercise price of the converted options was determined based on the exercise price originally stipulated by CBoP multiplied by 29. The other terms and conditions (e.g. vesting date and exercise period) extant on the effective date remain unchanged. The total number of such shares issued as of the effective date is as given in the below table.

Plan	Number of options acquired/exchanged on acquisition of CBoP	Out of which number of unvested options
Key-ESOP-2004	163,450	Nil
General-ESOP-2004	1,470,840	820,383
General-ESOP-2007	1,913,927	1,913,927

Total	3,548,217	2,734,310

In July 2008 the Compensation Committee of the Bank approved the grant under Plan D of total of 1,253,000 options (scheme XIII) for the employees of the Bank.

In January 2009 the Compensation Committee of the Bank approved for extending the exercise period of (i) certain options granted under Plan B, C and D (ESOS Schemes VIII to XIII) to 4 years from the date of vesting and (ii) options granted under ESOS Scheme VII the exercise period has been extended to 4 years from the date of vesting in respect of the second and third tranches that were vested on July 18, 2007 and July 18, 2008, respectively.

The Bank’s obligation to pay FBT arises only upon the exercise of stock options and hence the FBT liability and the related recovery are recorded at the time of the exercise. The FBT on options payable to the Government of India is recorded as an operating expense and the recovery of the FBT on options from the employees is treated as additional exercise price and recorded in shareholders’ equity. The options issued subsequent to the introduction of the FBT are fair valued after considering the FBT as an additional component of the exercise price at the grant date. For the six months ended September 30, 2008, FBT amount of Rs. 73.7 million (USD 1.6 million) recovered from the employees is treated as additional exercise price and recorded in shareholders’ equity.

a) Employees Stock Option Schemes (other than under the scheme of amalgamation of CBoP)

Plan A, Plan B, Plan C and Plan D -The fair value of options has been estimated on the dates of each grant using a binomial option pricing model with the following assumptions:

	Six months ended September 30,
	2007	2008
Dividend yield	0.64%	0.75%
Expected volatility	25.20%	39.71%
Risk—free interest rate	7.7%-7.9%	9.2%-9.3%
Expected lives	1-4 years	1-4 years

Activity in the options available to be granted under the Employee Stock Option Scheme is as follows:

	Options available to be granted
	Year ended March 31, 2008	Six months ended September 30, 2008
Options available to be granted, beginning of year	2,909,800	10,615,800
Equity shares allocated for grant under the plan	15,000,000	—
Options granted	(8,305,500)	(1,253,000)
Forfeited/lapsed	1,011,500	473,400

Options available to be granted, end of period	10,615,800	9,836,200

Activity in the options outstanding under the Employee Stock Option Scheme is as follows:

	Year ended March 31, 2008			Six months ended September 30, 2008
	Options	Weighted Average Exercise Price		Options	Weighted Average Exercise Price
Options outstanding, beginning of year	11,321,600	Rs.	803.10	16,937,800	Rs.	1,013.60
Granted	8,305,500		1,217.90	1,253,000		1,292.51
Exercised	(1,677,800)		631.81	(712,600)		633.80
Forfeited	(1,011,500)		967.60	(397,400)		1,054.51
Lapsed	—		—	(76,000)		637.31

Options outstanding, end of period	16,937,800	Rs.	1,013.60	17,004,800	Rs.	1,050.84

Options exercisable, end of period	3,288,900	Rs.	740.34	8,248,200	Rs.	950.77

Weighted average fair value of options granted during the period		Rs.	206.82		Rs.	305.97

The following summarizes information about stock options outstanding as of September 30, 2008:

		As of September 30, 2008
Plan	Range of exercise price	Number Of Shares Arising Out Of Options	Weighted Average Remaining Life	Weighted Average Exercise Price
Plan A	Rs. 366.3 (US$ 7.9)	105,200	3.12	366.30
Plan B	Rs. 358.6 to Rs. 1,238.3 (US$ 7.7 to US$ 26.7)	3,526,200	2.34	978.84
Plan C	Rs. 630.6 to Rs. 1,238.3 (US$ 13.6 to US$26.7)	6,152,300	1.91	892.65
Plan D	Rs. 1,197.8 to Rs. 1,315.1 (US$ 23.7 to 28.3)	7,221,100	2.42	1,230.75

The intrinsic value of options exercised during the year ended March 31, 2008 was Rs. 6.9 million and six months ended September 30, 2008 was Rs. 1.6 million. The aggregate intrinsic value of options outstanding and options exercisable as at September 30, 2008 was Rs. 45.6 million and Rs. 16.5 million, respectively. Total stock compensation cost recognized under these plans is Rs. 721.0 million during the period ended September 30, 2008. As at September 30, 2008, the total estimated compensation cost to be recognized in future periods is Rs. 923.2 million. This is expected to be recognized over a weighted average period of 1.05 years.

b) Employees Stock Option Schemes under the scheme of amalgamation of CBoP:

Information pertaining to ESOS under the scheme of amalgamation of CBoP is given below.

Measurement date/Consummation date	February 28, 2008	May 23, 2008
Dividend yield	0.48%	0.61%
Expected volatility	36.71%	38.79%
Risk—free interest rate	7.4%-7.5%	7.4%-7.9%
Expected lives	1-7 years	1-7 years

Activity in the options available to be granted under the Employee Stock Option Scheme is as follows:

Options available to be granted
From effective date of acquisition to September 30, 2008
Number of options acquired/exchanged on acquisition of CBoP	3,548,217
Additional equity shares allocated for grant under the plan	—
Forfeited/lapsed	228,432

Options available to be granted, end of period	—

Note: Forfeited/lapsed options from those granted on acquisition of CBoP are not available again for grant.

Activity in the options outstanding under the Employee Stock Option Scheme is as follows:

	From effective date of acquisition to September 30, 2008
	Options	Weighted Average Exercise Price
Options outstanding, beginning of year	3,548,217	Rs.	1,144.4
Granted	—		—
Exercised	—		—
Forfeited	(148,008)		1,183.7
Lapsed	(80,423)		1,204.8

Options outstanding, end of period	3,319,785	Rs.	1,141.2

Options exercisable, end of period	1,530,792	Rs.	1,039.1

Weighted average fair value of options granted during the period	—	Rs.	—

The following summarizes information about stock options outstanding as of September 30, 2008:

		As of September 30, 2008
Plan	Range of exercise price	Number Of Shares Arising Out Of Options	Weighted Average Remaining Life	Weighted Average Exercise Price
Key ESOP-2004	Rs. 414.7 to Rs. 579.3 (US$ 8.9 to US$ 12.5)	163,450	4.44	Rs.	533.0
General ESOP-2004	Rs. 493.8 to Rs. 1,139.2 (US$ 10.6 to US$ 24.5)	1,378,715	4.95	Rs.	955.5
General ESOP-2007	Rs. 1,341.8 to Rs. 1,492.6 (US$ 28.9 to US$ 32.1)	1,777,621	5.42	Rs.	1,390.1

The intrinsic value of options exercised from the effective date of the acquisition to September 30, 2008 is nil since no options were excercised. The aggregate intrinsic value of options outstanding and options exercisable as at September 30, 2008 was Rs. 840.7 million and Rs. 524.1 million respectively. Total stock compensation cost recognized under these plans was Rs. 190.7 million during the period ended September 30, 2008. As at September 30, 2008, the total estimated compensation cost to be recognized in future periods was Rs. 157.9 million. This is expected to be recognized over a weighted average period of 0.87 years.

6. Commitments and contingent liabilities

Capital commitments

The Bank has entered into committed capital expenditure contracts, principally for branch expansion and technology upgrades. The estimated amounts of such capital expenditure contracts remaining to be executed as of March 31, 2008 and September 30, 2008 aggregated Rs. 1,407.4 million and Rs. 1,743.0 million, respectively.

Contingencies

The Bank is party to various legal and tax-related proceedings in the normal course of business. The amount of claims against the Bank which are not acknowledged as debts as of September 30, 2008 aggregated to Rs. 1,026.7 million. The Bank does not expect the outcome of these proceedings to have a material adverse effect on the Bank’s results of financial condition, operations or cash flows.

7. Financial instruments

Foreign exchange and derivative contracts

The Bank enters into forward exchange contracts, currency options, forward rate agreements, currency swaps and rupee interest rate swaps with inter-bank participants on its own account and for customers. These transactions enable customers to transfer, modify or reduce their foreign exchange and interest rate risks.

Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest in one currency against another currency and the exchange of the principal amount based on predetermined rates. Rupee interest rate swaps are commitments to exchange fixed and floating rate cash flows in rupees.

The market and credit risk associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. Market risk is the exposure created by movements in interest rates and exchange rates, during the tenure of the transaction. The extent of market risk affecting such transactions depends on the type and nature of the transaction, the value of the transaction and the extent to which the transaction is uncovered. Credit risk is the exposure to loss in the event of default by counter-parties. The extent of loss on account of a counter-party default will depend on the replacement value of the contract at the ongoing market rates.

The Bank uses its pricing models to determine fair value of its derivative instruments. These models use market inputs that are observable directly or indirectly.

The following table presents the aggregate notional principal amounts of the Bank’s outstanding foreign exchange and interest rate derivative contracts as of March 31, 2008 and September 30, 2008, together with the fair values on each reporting date.

	As of March 31, 2008				As of September 30, 2008
	Notional		Fair value		Notional		Fair Value		Notional		Fair value
	(In millions)
Interest rate swaps and forward rate agreements	Rs.	3,571,932.1	Rs.	(1,039.5)	Rs.	2,386,835.0	Rs.	(881.9)	US$	51,385.0	US$	(19.0)
Forward exchange contracts, currency swaps, currency options and interest rate caps and floors	Rs.	2,102,441.7	Rs.	3,308.1	Rs.	3,342,057.6	Rs.	2,653.2	US$	71,949.6	US$	57.1

The Bank has not designated the above derivative contracts as accounting hedges and accordingly the contracts are recorded at fair value on the balance sheet with changes in fair value recorded in earnings.

Guarantees

As a part of its commercial banking activities, the Bank has issued guarantees and documentary credits, such as letters of credit, to enhance the credit standing of its customers. These generally represent irrevocable assurances that the Bank will make payments in the event that the customer fails to fulfill his financial or performance obligations. Financial guarantees are obligations to pay a third party beneficiary where a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third party beneficiary where a customer fails to perform a non-financial contractual obligation.

The credit risks associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments.

In terms of FIN No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” the Bank has recognized a liability of Rs. 609.1 million as of September 30, 2008 in respect of guarantees issued or modified after December 31, 2002. Based on historical trends, in terms of SFAS No. 5 “Accounting For Contingencies” the Bank has recognized a liability of Rs. 216.8 million as of September 30, 2008.

Details of guarantees and documentary credits outstanding are set out below:

	As of March 31, 2008		As of September 30, 2008
	(In millions)
Nominal values:
Bank guarantees:
Financial guarantees	Rs.	34,617.7	53,023.5	US$	1,141.5
Performance guarantees		25,916.0	32,318.8		695.8
Documentary credits		101,718.9	138,529.5		2,982.3

Total	Rs.	162,252.6	223,871.8	US$	4,819.6

Estimated fair values:
Guarantees	Rs.	(455.8)	(609.1)	US$	(13.1)
Documentary credits		(119.7)	(163.1)		(3.5)

Total	Rs.	(575.5)	(772.2)	US$	(16.6)

As part of its risk management activities, the Bank continuously monitors the credit-worthiness of customers as well as guarantee exposures. If a customer fails to perform a specified obligation, a beneficiary may draw upon the guarantee by presenting documents in compliance with the guarantee. In that event the Bank makes payment on account of the defaulting customer, to the beneficiary up to the full notional amount of the guarantee. The customer is obligated to reimburse the Bank for any such payment. If the customer fails to pay, the Bank liquidates any collateral held and sets off accounts; if insufficient collateral is held, the Bank recognizes a loss.

Loan sanction letters

The Bank issues sanction letters indicating its intent to provide new loans to certain customers. The aggregate amount of the loans contemplated in these letters that have not yet been made was Rs. 222,477.7 million as of September 30, 2008. If the Bank were to make such loans, the interest rates would be dependent on the lending rates in effect when the loans were disbursed. The Bank has no commitment to lend under these letters. Among other things, the making of a loan is subject to a review of the creditworthiness of the customer at the time the customer seeks to borrow, at which time the Bank has the unilateral right to decline to make the loan.

8. Earnings per equity share

A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share has been provided below. Potential equity shares aggregating to 26,610,234 were excluded from the calculation of diluted earnings per share for the six months ended September 30, 2008, because these options/warrants were anti-dilutive for the period. However, these options/warrants could be dilutive in future.

	As of September 30,
	2007	2008
Weighted average number of equity shares used in computing basic earnings per equity share	334,032,094	404,788,410
Effect of potential equity shares for stock options outstanding	2,098,011	3,053,652

Weighted average number of equity shares used in computing diluted earnings per equity share	336,130,105	407,842,062

For the purpose of determining the weighted average number of equity shares outstanding, the Bank treats cash received from optionees who exercise their option as issued equity shares even if the administrative formalities to allocate equity shares have not been completed.

The following are reconciliations of basic and diluted earnings per equity share and earnings per ADS:

	Six months ended September 30,
	2007		2008		2008
Basic earnings per share	Rs.	15.20	Rs.	16.03	US$	0.35
Effect of potential equity shares for stock options outstanding		0.09		0.12		0.01

Diluted earnings per share	Rs.	15.11	Rs.	15.91	US$	0.34

Basic earnings per ADS	Rs.	45.60	Rs.	48.09	US$	1.04
Effect of potential equity shares for stock options outstanding		0.27		0.36		0.01

Diluted earnings per ADS	Rs.	45.33	Rs.	47.73	US$	1.03

9. Regulatory Capital and Capital Adequacy

The Bank’s regulatory capital and capital adequacy ratios are measured in accordance with Indian GAAP and are as follows:

	As of March 31, 2008		As of September 30, 2008
	(In millions)
Tier 1 capital	Rs.	110,629.6	Rs.	128,296.4	US$	2,762.0

Tier 2 capital		35,483.7		38,626.1		831.6

Total capital	Rs.	146,113.3	Rs.	166,922.5	US$	3,593.6

Total risk weighted assets and contingents	Rs.	1,074,479.9	Rs.	1,465,884.2	US$	31,558.3

Capital ratios of the Bank:
Tier 1		10.30%		8.75%		8.75%
Total capital		13.60%		11.39%		11.39%
Minimum capital ratios required by the RBI:
Tier 1		4.50%		4.50%		4.50%
Total capital		9.00%		9.00%		9.00%

10. Long-term debt

Long-term debt as of March 31, 2008 and September 30, 2008 is comprised of the following:

	As of March 31, 2008		As of September 30, 2008
	(In millions)
Subordinated debt	Rs.	32,491.0	Rs.	35,668.9	US$	767.9
Others		341.4		3,419.3		73.6

Total	Rs.	32,832.4	Rs.	39,088.2	US$	841.5
Current portion		147.3		996.5		21.4

Long-term debt (excluding current portion)	Rs.	32,685.1	Rs.	38,091.7	US$	820.1

The scheduled maturities of long-term debt are set out below:

	As of September 30, 2008
	(In millions)
Due during the twelve months ending September 30:
2009	Rs.	996.5	US$	21.5
2010		987.6		21.3
2011		222.5		4.8
2012		940.4		20.2
2013		4,238.9		91.3
Thereafter (1)		29,702.3		639.4

Total	Rs.	37,088.2	US$	798.5

(1)	The scheduled maturities of long-term debt do not include perpetual bonds of Rs. 2.0 billion.

Other long-term debt includes foreign currency borrowings from Citibank and a loan from the Indian Renewable Energy Development Authority used to finance solar equipment.

11. Fair Value Measurement

In September 2006, the FASB issued SFAS No.157, “Fair Value Measurements”. This statement defines fair value, establishes a framework for measuring fair value in US GAAP, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements. The statement is effective for financial statements issued for fiscal years beginning after November 2007. In February 2008, the FASB issued FASB Staff Position No. SFAS 157-2 (FSP FAS 157-2) which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP partially defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for items within the scope of this FSP. In October 2008, the application of SFAS in situations where the market is not active was clarified by the issuance of FSP FAS 157-3, “Determining the fair value of a financial asset when the market for that asset is not active”. The Bank has since adopted the provisions of SFAS 157 effective April 1, 2008.

SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a three-level fair value hierarchy which requires an entity to maximize the use of the observable inputs that may be used to measure fair value:

Level of input	Definition
Level 1	Unadjusted quoted market prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities.
Level 2	Quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3	Inputs that are both significant to the fair value measurement and unobservable (i.e. supported with little or no market activity).

The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy. These valuation methodologies were applied to all of the Bank’s financial assets and financial liabilities carried at fair value effective September 30, 2008. In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Bank’s creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

I. Financial assets and financial liabilities measured at fair value on a recurring basis:

Available for Sale Securities: Available for sale investments principally comprise debt securities and are carried at fair value. Such fair values were based on quoted market prices, if available. If quoted market prices did not exist, fair values were estimated using the market yield on the balance period to maturity on similar instruments and similar credit risk. The fair values of asset-backed and mortgage-backed securities is estimated based on revised estimated cash flows at each balance sheet date, discounted at current market pricing for transactions with similar risk.

Trading Securities: Trading securities are carried at fair value based on quoted market prices.

Held to maturity securities: There were no HTM securities as of March 31, 2008 and September 30, 2008.

The following table summarizes investments measured at fair value on a recurring basis as of September 30, 2008, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

			Fair Value Measurements Using
Particular	Total		Quoted Prices In Active Markets for Identical Assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
					(in millions)
Trading account securities	Rs.	19,527.0	Rs.	9,587.2	Rs.	5,981.5	Rs.	3,958.3
Securities Available-for-Sale		432,215.6		15.9		427,842.1		4,357.6
Held to maturity		—		—		—		—

Total	Rs.	451,742.6	Rs.	9,603.1	Rs.	433,823.6	Rs.	8,315.9
	US$	9,725.2	US$	206.8	US$	9,339.4	US$	179.0

The below table summarizes the movement in investments classified as level 3:

Particular	Trading account securities		Securities Available-for-Sale		Total		Total
	(In millions)
Balance as on April 1, 2008	Rs.	3,795.1	Rs.	12,382.4	Rs.	16,177.5	US$	348.3

Addition on account of acquisition of CBoP		—		124.6		124.6		2.7
Total gain/(losses)		163.2		338.6		501.8		10.8
-included in earnings (or change in net assets)		163.2		341.0		504.2		10.9
-included in other comprehensive income		—		(2.4)		(2.4)		(0.1)
Additions/(sale)/(transfer) (net)		—		(8,488.0)		(8,488.0)		(182.8)
Transfer in/out of level 3		—		—		—		—
Balance as on September 30, 2008	Rs.	3,958.3	Rs.	4,357.6	Rs.	8,315.9	US$	179.0

Derivatives: The Bank enters into forward exchange contracts, currency options, forward rate agreements, currency swaps and rupee interest rate swaps with inter-bank participants on its own account and for customers. These transactions enable customers to transfer, modify or reduce their foreign exchange and interest rate risks.

Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest in one currency against another currency and exchange of principal amount at maturity based on predetermined rates. Rupee interest rate swaps are commitments to exchange fixed and floating rate cash flows in Rupees.

The Bank uses its pricing models to determine fair value of its derivative instruments. These models use market inputs that are observable directly or indirectly.

The following table summarizes financial assets and financial liabilities measured at fair value on a recurring basis as of September 30, 2008, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

Fair Value Measurements Using
Particular	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
(in millions)
Derivative assets	Rs. 160,531.4	Rs. —	Rs. 150,145.0	Rs. 10,386.5
Derivative liabilities	Rs. 158,760.2	Rs. —	Rs. 148,114.7	Rs. 10,645.6

The below table summarizes the movement in financial assets and financial liabilities classified as level 3:

Particular	Total		Total
			(in millions)
Balance as on April 1, 2008	Rs.	—	US$	—

Addition on account of acquisition of CBoP		—		—
Total gain/losses		(259.1)		(5.6)
-Included in earnings		(259.1)		(5.6)
-Included in other comprehensive income		—		—
Additions/(sale)/(transfer) (net)		—		—
Transfer in/out of level 3		—		—
Balance as on September 30, 2008	Rs.	(259.1)	US$	(5.6)